Mail Stop 3233

                                                           October 19, 2018

Via E-mail
James P. Dowd
Chief Executive Officer
REITless Impact Income Strategies, LLC
623 E Fort Union Boulevard, Suite 101
Salt Lake City, Utah 84047

       Re:    REITless Impact Income Strategies, LLC
              Amendment No. 1 to
              Offering Statement on Form 1-A
              Filed October 10, 2018
              File No. 024-10891

Dear Mr. Dowd:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have included a waiver of jury trial provision in your subscription agreement and provided disclosure regarding its impact in risk factor disclosure on page
       51. Please also clarify whether purchasers of interests in a secondary transaction would be subject to jury trial waiver provision. Please also affirmatively state in both the offering circular and subscription agreement that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.
 James P. Dowd
REITless Impact Income Strategies, LLC
October 19, 2018
Page 2

        You may contact Eric McPhee, Senior Staff Accountant, at (202) 551-3693 or Wilson
Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
(202) 551-7150 or me at (202) 551-3391 with any other questions.


                                                           Sincerely,

                                                           /s/ Erin E. Martin

                                                           Erin E. Martin
                                                           Legal Branch Chief
                                                           Office of Real
Estate and
                                                           Commodities

cc:    Jeanne Campanelli, Esq.
       CrowdCheck Law LLP